Exhibit 99.1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS SECOND QUARTER 2015 RESULTS

Toronto, ON – August 5, 2015. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the six months ended June 30, 2015. All amounts in this release are in U.S. dollars unless otherwise stated.

Highlights

•

Executed agreement with Fission Uranium Corp. (“Fission”) to create a Canadian focused and diversified uranium company: On July 27, 2015, Denison entered into an agreement to combine its business with Fission by way of a court approved plan of arrangement (the “Arrangement”). The combined company will feature an exploration and development portfolio that will include Fission’s 100% owned Patterson Lake South Project (host to the Triple R deposit) and Denison’s 60% owned Wheeler River Project (which hosts the Phoenix deposit and Gryphon discovery). The combined company will also have a strong exploration foothold in both the historically prolific eastern Athabasca Basin and the emergent western Athabasca Basin, with a combined land package of over 430,000 hectares and a sizeable base of mineral resources.

Under the terms of the Arrangement, Fission common shareholders will receive 1.26 common shares of Denison for each common share of Fission held plus CAD$0.0001 per each Fission share in cash. Upon completion of the transaction, the combined company will be named “Denison Energy Corp.” and will be approximately 50% owned by the existing Denison and Fission shareholders on a fully-diluted in-the-money basis. The Company also plans to complete a 2-for-1 share consolidation upon completion of the transaction. The proposed transaction, name change, share consolidation and shareholders’ approval are expected to be completed in October 2015.

•

Agreed to the sale of Mongolian interests: On July 29, 2015, Denison entered into a definitive share purchase agreement with Uranium Industry a.s. (“UI”), of the Czech Republic, whereby UI will acquire all of Denison’s interest in mining assets and operations located in Mongolia in exchange for cash consideration of $20 million (“the GSJV sale”). Pursuant to the terms of the agreement, Denison will receive an initial payment of $250,000 on closing, expected to occur on or about September 8, 2015, and a deferred payment of $19,750,000 by November 30, 2015.

•

Completed CAD$15 million flow-through financing to fund Canadian exploration activities in 2016: In May 2015, the Company completed a private placement offering of 12,000,000 common shares issued on a flow-through basis, at a price of CAD$1.25 per share, for aggregate proceeds to Denison of CAD$15 million.

•

Stream of toll milling revenue continued to grow in the first half of 2015: The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 3.1 million pounds U3O8 in the first half of 2015 for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $0.9 million. Production ramped up significantly in the early part of the second quarter and is on track to meet the target of six to eight million packaged pounds of U3O8 this year. The Company’s share of toll milling revenues for the year is expected to be approximately $2.1 million.

•

Continued Exploration Success at the Wheeler River Property: The summer drilling program is currently in progress with 36 drill holes planned, totaling approximately 24,000 metres. The Gryphon zone of uranium mineralization has the potential to add significantly to the estimate of mineral resources at Wheeler River, which already includes the high grade Phoenix uranium deposit.

A total of 14,113 metres of drilling has been completed in 18 drill holes at Wheeler River, to date, as part of the Company’s summer exploration program. Eight of the drill holes were at the Gryphon Zone and were designed to complete the 50 metre x 50 metre spaced drill pattern and determine the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 3.8% eU3O8 over 4.7 metres (779.2 to 783.9 metres), followed by 8.4% eU3O8 over 1.1 metres (790.0 to 791.1 metres), which extended mineralization in the down-dip direction. An initial estimate of mineral resources at the Gryphon zone is expected to be prepared before the end of the year.

•

Discovered new zone of uranium mineralization at Murphy Lake: The first drill hole of a planned four drill hole program discovered uranium mineralization at Murphy Lake. Drill hole MP-15-03 intersected 0.2% eU3O8 over 6.9 metres (270.0 to 276.9 metres) at the sub-Athabasca unconformity.

Financial Results

	Six Months Ended
(in thousands, except for per share amounts)	June 30, 2015	June 30, 2014
Results of Operations:
Total revenues	$5,257	$4,532
Net income (loss)	$(13,928)	$(24,231)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.05)

(in thousands)	As at June 30, 2015	As at December 31, 2014
Financial Position:
Cash and cash equivalents	$14,864	$18,640
Short term investments	8,015	4,381
Long term investments	463	954

Cash, equivalents and investments	$23,342	$23,975
Working capital	$20,649	$22,542
Property, plant and equipment	$249,263	$270,388
Total assets	$287,444	$311,330
Total long-term liabilities	$38,372	$42,291

Revenue

During the first half of 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine under a toll milling agreement. The mill packaged approximately 3.1 million pounds U3O8 for the CLJV. The Company’s share of toll milling revenue from processing Cigar Lake ore at the McClean Lake mill, during the three and six months ended June 30, 2015, totaled $718,000 and $922,000, respectively. In 2014, toll milling revenue was only recognized in the fourth quarter, as the first drums of CLJV uranium were packaged in October 2014.

Revenue from Denison Environmental Services (“DES”) during the three and six months ended June 30, 2015 was $1,774,000 and $3,414,000, respectively, compared to $1,682,000 and $3,307,000 during the same periods in 2014. In the first half of 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was largely offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Revenue from the Company’s management contract with Uranium Participation Corporation (“UPC”) was $437,000 and $921,000 during the three and six months ended June 30, 2015, compared to $676,000 and $1,225,000 for the same periods in 2014. The decrease in revenues during 2015 was due to fewer commissions earned on UPC’s purchases of uranium.

Operating Expenses

In Canada, McClean Lake is comprised of several uranium deposits and a high-grade uranium mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. The McClean Lake uranium mill is one of the world’s largest uranium processing facilities. Expansion of the mill from 13 million to 24 million pounds annual U3O8 production capacity is ongoing while the mill processes ore from Cigar Lake under a toll milling agreement. Commissioning of the mill up to 18 million pounds annual U3O8 production capacity has begun and is expected to be completed before the end of 2015. The expansion remains fully funded by the CLJV.

Operating expenses in Canada were $467,000 and $666,000 during the three and six months ended June 30, 2015, compared to $116,000 and $257,000 in the same periods in 2014. Most of the operating expenses are attributable to activity involving the MLJV. Operating costs were higher during 2015 primarily due to depreciation of mill capital assets, as a result of processing the Cigar Lake ore at the McClean Lake mill.

In Africa, operating expenses during the three and six months ended June 30, 2015 totaled $102,000 and $162,000, respectively. During the same periods in 2014, operating expenses totaled $490,000 and $1,185,000. The majority of operating expenses relate to costs incurred on the Falea project in Mali. The higher operating expenses in the first half of 2014 related to engineering studies, metallurgical test work programs and environmental programs that were completed, following the acquisition of the Falea project.

Operating expenses during the three and six months ended June 30, 2015 include costs relating to DES totaling $1,628,000 and $3,204,000, respectively, compared to $1,620,000 and $3,203,000 in the same periods in 2014. During the first half of 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in activity at certain care and maintenance sites, which was largely offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or evaluation in Canada, Zambia, Mali, Namibia and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects totaling over 400,000 hectares. Global exploration expenditures were $3,011,000 and $9,146,000 during the three and six months ended June 30, 2015, with over 90% of exploration expenditures being incurred in Canada. Global exploration expenditures totaled $3,588,000 and $10,185,000 during the same periods in 2014. The decrease in global exploration expenditures during the first half of 2015 is mainly due to the favourable fluctuation in foreign exchange rates applicable on the translation of expenses denominated in Canadian dollars.

Denison’s share of exploration spending on its Canadian properties was $2,732,000 and $8,254,000 during the three and six months ended June 30, 2015, as compared to $3,240,000 and $9,494,000 during the same periods in 2014. Exploration spending in Canada is seasonal, with spending higher during the winter drilling programs (January to mid-April) and summer drilling programs (June to mid-October) in the Athabasca Basin.

Denison’s share of exploration costs at Wheeler River amounted to $1,022,000 and $2,775,000, respectively, during the three and six months ended June 30, 2015, compared to $938,000 and $2,786,000 in the same periods in 2014. During the second quarter of 2015, six drill holes were completed at Wheeler River as part of the summer program. Two of the drill holes were completed at the Phoenix North area and did not return significant mineralization. The other four were drilled in the Gryphon area.

A total of 14,113 metres of drilling has been completed in 18 drill holes at Wheeler River, to date, as part of the Company’s summer exploration program. Eight of the drill holes were at the Gryphon Zone and were designed to complete the 50 metre x 50 metre spaced drill pattern and determine the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 3.8% eU3O8 over 4.7 metres (779.2 to 783.9 meters), followed by 8.4% eU3O8 over 1.1 metres (790.0 to 791.1 metres), which extended mineralization in the down-dip direction. An initial estimate of mineral resources at the Gryphon zone is expected to be prepared before the end of the year.

During the second quarter of 2015, exploration activity on other projects included a DC-resistivity geophysical survey at Crawford Lake and drilling programs at Jasper Lake, Stevenson River and Bell Lake. At Jasper Lake and Stevenson River, a total of 2,246 metres of drilling was completed in 10 drill holes. No significant mineralization was intersected at these projects.

Subsequent to the first half of 2015, the first drill hole of a planned four drill hole program at Murphy Lake successfully intersected a new zone of uranium mineralization. Drill hole MP-15-03 intersected 0.2% eU3O8 over 6.9 metres (270.0 to 276.9 metres) at the sub-Athabasca unconformity. Mineralization is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap. Three additional drill holes have been completed to follow up on the mineralization in MP-15-03. While none of the holes intersected mineralization, alteration and structure suggest a highly prospective system which is open to the west and likely to the east. The summer drilling program for 2015 is complete and follow up drilling is being planned for January 2016. Murphy Lake is located approximately 30 kilometres northwest of the McClean Lake mill and is a joint venture with Anthem Resources Inc. (41.06% interest). The 2015 program at Murphy Lake is being fully funded by Denison as a result of Anthem’s choice to dilute its interest.

Exploration activity in Africa for 2015 is designed to maintain the Company’s claims in good standing, while advancing the exploration potential of its assets, as part of a strategy to pursue a spin-out or disposal transaction when market conditions permit.

Exploration expenditures in Mongolia were primarily related to annual license payments, required to maintain the Gurvan Saihan joint venture (“GSJV”) properties in good standing while the Company continued to explore strategic alternatives regarding its ownership interest in the GSJV. On July 29, 2015, the Company entered into a binding agreement with UI, a Czech Republic entity, to dispose of its 85% interest in the GSJV.

General and Administrative

Total general and administrative expenses were $1,741,000 and $3,337,000 during the three and six months ended June 30, 2015, compared with $2,103,000 and $4,506,000 during the same periods in 2014. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. General and administrative expenses decreased in the first half of 2015 mainly as a result of lower office expenses and special projects costs, as well as a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Other Income and Expenses

The Company recognized other income of $420,000 and other expenses of $4,860,000 during the three and six months ended June 30, 2015, respectively, compared to other expenses of $6,009,000 and $9,411,000 during the same periods in 2014. The decrease in other expenses during 2015 is primarily due to a decrease in foreign exchange losses due to favourable fluctuations in foreign exchange rates.

Liquidity and Capital Resources

Cash and cash equivalents were $14,864,000 at June 30, 2015 compared with $18,640,000 at December 31, 2014. The decrease of $3,776,000 was primarily due to net cash used in operations of $9,054,000, net cash used in investing activities of $5,258,000 and a net foreign exchange loss of $1,185,000 on the translation of currency balances at period end, partly offset by net cash provided by financing activities of $11,721,000.

Net cash used in operating activities of $9,054,000 during the six months ended June 30, 2015 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $5,258,000 consists primarily of cash used to purchase investments of $8,134,000 and property, plant and equipment of $855,000, partly offset by cash provided by the maturity of investments in debt instruments and the sale of investments in equity instruments totaling $4,033,000.

Net cash provided by financing activities of $11,721,000 largely reflects net proceeds received on the issuance of flow-through common shares. On May 26, 2015, the Company closed a CAD$15 million private placement for the issuance of 12,000,000 flow-through common shares at a price of CAD$1.25 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2016. As at June 30, 2015, the company has not incurred any expenditures towards the spending obligation associated with the financing. Other financing activities included proceeds received from the issuance of common shares on the exercise of stock options and warrants for a total of $411,000.

As at June 30, 2015, the Company estimates it has spent CAD$10,671,000 on eligible Canadian exploration expenses towards its obligation under the flow-through share financing completed in August 2014 for gross proceeds of CAD$14,997,000. The remaining balance of CAD$4,326,000 is expected to be incurred before December 31, 2015.

The Company holds a large majority of its cash in CAD denominated bank accounts. As at June 30, 2015, the Company’s cash and cash equivalents amount to CAD$18,566,000.

Revolving Term Credit Facility

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2014 and to extend the maturity date to January 31, 2016. Under the amended agreement, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

Outstanding Share Data

At August 5, 2015, there were 518,438,669 common shares issued and outstanding, stock options outstanding for 7,194,085 Denison common shares, and warrants outstanding for 188,066 Denison common shares for a total of 525,820,820 common shares on a fully-diluted basis.

Outlook for 2015

The Company has completed a successful winter exploration program in Canada and resumed drilling during the first week of June 2015, as part of a summer exploration program focused on advancing certain high priority projects. In general, the Company’s exploration, development and operation plans for 2015 remain unchanged at the end of the first half of the year. The outlook for the remainder of the year, however, will change as a result of the Arrangement Agreement executed with Fission. The impact of the Arrangement has not yet been factored into the outlook for 2015.

Given the significant devaluation of the Canadian dollar in the first quarter of 2015, the Company’s Previous Outlook includes revisions to its budgeted USD$ to CAD$ foreign exchange rate to 1.24 from 1.12. The Current Outlook has been revised to reflect additional spending in Mongolia incurred in connection with the GSJV sale.

(in thousands)	Previous Outlook 2015 (1)(4)	Current Outlook 2015 (1)	Actual to June 30, 2015 (3)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,200	$3,200	$914
Mineral Property Exploration	(12,890)	(12,890)	(8,514)
Development & Operations	(1,620)	(1,620)	(485)

	(11,310)	(11,310)	(8,085)
Africa
Zambia & Mali	(2,340)	(2,340)	(1,185)

	(2,340)	(2,340)	(1,185)
Asia
Mongolia	(725)	(1,200)	(851)

	(725)	(1,200)	(851)
Other Activities (2)
UPC Management	1,680	1,680	837
DES Environmental Services	150	150	25
Corporate General & Administration	(4,150)	(4,150)	(2,389)

	(2,320)	(2,320)	(1,527)

Total	$(16,695)	$(17,170)	$(11,648)

(1)	Only material operations are shown.
(2)	Outlook figures have been converted using a US$ to CAD$ exchange rate of 1.24.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and excludes non-cash depreciation and amortization amounts totaling $1,064,000.
(4)	Reflects Outlook 2015 figures as disclosed in the Three Months Ended March 31, 2015 MD&A.

Canada

Mineral Property Exploration

The 2015 budget for the Canadian exploration program is approximately CAD$23.1 million, of which Denison’s share is expected to be CAD$15.8 million. Denison’s exploration expenditures for 2015 are largely being funded by the proceeds from the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

An aggressive summer exploration campaign began in early June and includes drilling programs on eight properties, all of which are operated by Denison: Wheeler River, Bell Lake, Murphy Lake, Waterbury Lake, Jasper Lake, Stevenson River, South Dufferin and Crawford Lake.

Wheeler River

The 2015 budget for exploration at Wheeler River includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

As the primary focus of the Company’s summer exploration program, 36 drill holes totaling 24,000 metres are planned for the Wheeler River property. Several new high priority targets were identified in the proximity of the Gryphon zone during the winter program, including the discovery of a new area of unconformity mineralization south of Gryphon. The Company plans to aggressively follow up on these targets during the summer exploration season and evaluate other prospective target areas on the property.

The Gryphon zone is an important uranium discovery and has the potential to significantly increase the resource base at Wheeler River, which is currently highlighted by the high grade Phoenix deposit with a total indicated mineral resource estimate of 70.2 million pounds U3O8 with an average grade of 19.1% U3O8 and a total inferred mineral resource estimate of 1.1 million pounds U3O8 an average grade of 5.8% U3O8. A portion of the drilling planned at the Gryphon Zone during the summer is intended to support the preparation of an updated estimate of mineral resources for Wheeler River later in the year.

Mineral Sales, Toll Milling Revenue, Development & Operations

The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged at the McClean Lake mill during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

Africa

The Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration permit for the Falea project.

Asia

In Mongolia, the Company continued to pursue strategic alternatives for its 85% interest in the GSJV in the quarter. On July 29, 2015, Denison entered into a definitive share purchase agreement providing for the GSJV Sale. UI will be responsible for the operating expenses incurred in Mongolia starting from the closing date of the transaction (on or before September 8, 2015). The current outlook for Mongolia has been increased to $1,200,000 for 2015, to reflect additional spending incurred in relation to the GSJV Sale.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to be CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecasted to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. The Company has not yet updated its current outlook for project costs associated with the Arrangement with Fission.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the six month period ended June 30, 2015 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which is comprised of several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities and which is currently processing ore from the Cigar Lake mine under a toll milling agreement. Other Saskatchewan assets include a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section in Denison’s Management’s Discussion and Analysis for the Six Months Ended June 30, 2015, Annual Information Form dated March 5, 2015 and available at www.sedar.com and its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.